EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
THE ACQUISITION OF BARRICK ENERGY INC.
CALGARY, ALBERTA – JULY 23, 2013 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces entering into an agreement relating to the acquisition of Barrick Energy Inc (“BEI”), a subsidiary of Barrick Gold Corporation, following the sale by BEI of certain assets, for cash consideration of approximately $173 million and a gross overriding royalty on certain lands at Nipisi.  BEI’s high quality land and production are located in Alberta and operated with a high working interest. The production base is concentrated in light oil weighted assets with strong netbacks, long reserve life and are complementary to Canadian Natural’s existing core areas.

The current production, before royalties, from the working interests acquired by Canadian Natural, is approximately 4,200 barrels per day of light crude oil and NGLs and approximately 4.4 million cubic feet per day of natural gas.  The assets include properties in the highly economic Alberta areas of Worsley, Puskwa, Sturgeon Lake, Retlaw and Red Earth, several key strategic facilities plus approximately 92,160 net acres of unproved land at Nipisi, which based on an independent engineering report, contains 38.6 million barrels of best estimate contingent resource (based on technology under development).

In commenting on the acquisition, Canadian Natural’s President, Steve Laut stated, “This acquisition further strengthens Canadian Natural’s light oil asset and production base in key operating areas and contributes to the light oil balance in the Company’s diversified portfolio. We look forward to working together with the staff currently employed by BEI.”

The transaction is targeted to close July 31, 2013, subject to normal closing conditions.  Canadian Natural will fund this acquisition through a combination of operating cash flow and available bank facilities.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements, including estimated time to full production, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com.